FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On August 9, 2022, the Registrant issued a press release announcing Gilat’s unaudited Second Quarter 2022 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

The GAAP financial information included in Exhibit 99.1 to this Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266044) and on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740 and 333-264974), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 9, 2022	By:	/s/ Gil Benyamini
Gil Benyamini
Chief Financial Officer

Gilat Reports Strong Second Quarter 2022 Results

Revenue of $55.5 million, operating profit $1.5 million and Adjusted
EBITDA of $5.3 million; Reiterates 2022 guidance

Petah Tikva, Israel – August 9, 2022 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Revenues of $55.5 million, up 1.2% compared with Q2 of last year;
•	GAAP operating income of $1.5 million versus operating loss of $0.4 million in Q2 last year;
•	Non-GAAP operating income of $2.4 million versus Non-GAAP operating income of $0.1 million in Q2 last year;
•	GAAP net income of $0.5 million versus loss of $0.2 million in Q2 last year;
•	Non-GAAP net income of $1.4 million versus Non-GAAP income of $0.3 million in Q2 last year;
•	Adjusted EBITDA of $5.3 million versus Adjusted EBITDA of $2.4 million in Q2 last year;
•	Reiterates and on-track with 2022 financial guidance;

Forward-Looking Expectations

The Company reiterates its 2022 guidance issued in 2022, of revenues between $245 to $265 million, representing year-over-year growth of between 14% and 23%, GAAP operating income of between $5 to $9 million and Adjusted EBITDA of between $20 to $24 million, representing year-over-year growth of Adjusted EBITDA between 30% to 56%.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: "We are pleased with our strong results, especially with the solid improvement in our profitability. We continue to successfully capitalize on the opportunities in our pipeline, and we see increasing growth potential in our end-markets for the coming years. Looking out to the rest of the year, we feel increasingly comfortable and remain on target to meet our goals.

This was an exceptional quarter with significant multimillion dollar orders for Gilat's next generation platform, SkyEdge IV. We expanded the global strategic relationships with our partners, the satellite operators, SES and Intelsat, and are competing on important GEO VHTS opportunities in our pipeline with additional major satellite operators. Furthermore, our SSPA business for this new and exciting market is progressing as planned, and as such, we believe we are well positioned to seize opportunities in the multibillion market of the next era of satellite communication.

We received more than $10 million in new Cellular Backhaul orders this quarter as we continue to expand our global leadership. We are encouraged with the progress in our strategic markets of Inflight Connectivity and Maritime as well as with our growing business in Defense and Enterprise, and we see a growing set of additional opportunities."

Mr. Sfadia concluded, “Given our ongoing strong performance, we reiterate our 2022 guidance and expect a year of solid growth in revenue and improved profitability."

Key Recent Announcements

o	Internet Para Todos Expands Services Contract with Gilat

o	Gilat Signs Agreement to Enable a Central Asian Government to Provide Digital Services over Satellite

o	Gilat and Intelsat Expand Their Strategic In-Flight Connectivity Partnership in Japan

o	Tier-1 MNO Awards Multimillion-Dollar Order to Gilat for 4G Cellular Backhaul Network Expansion in Latin America

o	Gilat Awarded Order of Over $7M from Tier-1 Mobile Network Carrier in APAC for 4G Cellular Backhaul Network Expansion

o	Gilat Awarded Follow-On Orders to Expand Defense Force SATCOM Network in an Asian Nation

o	Gilat Receives Over $8 Million Follow-On Order for Support of Low Earth Orbit Constellation

Conference Call Details

Gilat’s management will discuss its second quarter 2022 results and business achievements and participate in a question and answer session:

Date:	Tuesday, August 9, 2022
Start:	09:30 AM EDT / 16:30 IDT
Dial-in:	US: 1-866-744-5399
International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://Veidan.activetrail.biz/gilatq2-2022

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger, acquisition and related litigation expense (income), impairment of held for sale asset, and one-time changes of deferred tax assets.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, Cellular Backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Ehud Helft
EK Global Investor Relations
gilat@ekgir.com
+1 212 378 8040

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	Unaudited		Unaudited

Revenues	$106,863	$98,169	$55,454	$54,798
Cost of revenues	70,706	69,070	35,685	38,179

Gross profit	36,157	29,099	19,769	16,619

Research and development expenses, net	16,386	15,660	8,718	7,733
Selling and marketing expenses	10,310	10,468	4,960	5,464
General and administrative expenses	8,555	6,938	4,371	3,855
Impairment of held for sale asset	439	-	229	-

Total operating expenses	35,690	33,066	18,278	17,052

Operating income (loss)	467	(3,967)	1,491	(433)

Financial income (expenses), net	(1,663)	(757)	(468)	435

Income (loss) before taxes on income	(1,196)	(4,724)	1,023	2

Taxes on income	832	474	517	227

Net income (loss)	$(2,028)	$(5,198)	$506	$(225)

Earnings (loss) per share (basic and diluted)	$(0.04)	$(0.09)	$0.01	$(0.00)

Weighted average number of shares used in
computing earning (loss) per share
Basic	56,574,296	56,269,941	56,597,523	56,508,539
Diluted	56,574,296	56,269,941	56,637,208	56,508,539

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and six months ended June 30, 2021.
For additional information, see Item 5 of our 2021 Form 20-F and  Notes 2 and  13 of our Condensed Interim Consolidated Financial Statements filed with the U.S. Securities and Exchange Commission on May 16, 2022 and August 9, 2022, respectively.

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2022			June 30, 2021
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
				As Restated (1)		As Restated (1)
	Unaudited			Unaudited

Gross profit	$19,769	81	$19,850	$16,619	64	$16,683
Operating expenses	18,278	(832)	17,446	17,052	(456)	16,596
Operating income (loss)	1,491	913	2,404	(433)	520	87
Income before taxes on income	1,023	913	1,936	2	520	522
Net income (loss)	$506	913	$1,419	$(225)	520	$295

Earnings (loss) per share (basic and diluted)	$0.01	$0.02	$0.03	$(0.00)	$0.01	$0.01

Weighted average number of shares used in
computing earning (loss) per share
Basic	56,597,523		56,597,523	56,508,539		56,508,539
Diluted	56,637,208		56,773,970	56,508,539		57,328,088

(*)	Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions and impairment of held for sale asset.

Three months ended		Three months ended
	June 30, 2022	June 30, 2021
		As Restated (1)
	Unaudited	Unaudited

GAAP net income (loss)	$506	$(225)

Gross profit
Non-cash stock-based compensation expenses	75	59
Amortization of intangible assets related to acquisition transactions	55	5
	130	64
Operating expenses
Non-cash stock-based compensation expenses	494	406
Amortization of intangible assets related to acquisition transactions	60	50
Impairment of held for sale asset	229	-
	783	456

Non-GAAP net income	$1,419	$295

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and six months ended June 30, 2021.
For additional information, see Item 5 of our 2021 Form 20-F and  Notes 2 and  13 of our Condensed Interim Consolidated Financial Statements filed with the U.S. Securities and Exchange Commission on May 16, 2022 and August 9, 2022, respectively.

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2022			June 30, 2021
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
				As Restated (1)		As Restated (1)
	Unaudited			Unaudited

Gross profit	$36,157	156	$36,313	$29,099	130	$29,229
Operating expenses	35,690	(1,515)	34,175	33,066	(287)	32,779
Operating income (loss)	467	1,671	2,138	(3,967)	417	(3,550)
Income (loss) before taxes on income	(1,196)	1,671	475	(4,724)	417	(4,307)
Net loss	(2,028)	1,671	(357)	(5,198)	417	(4,781)

Loss per share (basic and diluted)	$(0.04)	$0.03	$(0.01)	$(0.09)	$0.01	$(0.08)

Weighted average number of shares used in
computing loss per share
Basic	56,574,296		56,574,296	56,269,941		56,269,941
Diluted	56,574,296		56,574,296	56,269,941		56,269,941

(*)	Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions and impairment of held for sale asset.

Six months ended		Six months ended
	June 30, 2022	June 30, 2021
		As Restated (1)
	Unaudited	Unaudited

GAAP net loss	$(2,028)	$(5,198)

Gross profit
Non-cash stock-based compensation expenses	145	120
Amortization of intangible assets related to acquisition transactions	60	10
	205	130
Operating expenses
Non-cash stock-based compensation expenses	916	186
Amortization of intangible assets related to acquisition transactions	111	101
Impairment of held for sale asset	439	-
	1,466	287

Non-GAAP net loss	$(357)	$(4,781)

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and six months ended June 30, 2021.
For additional information, see Item 5 of our 2021 Form 20-F and  Notes 2 and  13 of our Condensed Interim Consolidated Financial Statements filed with the U.S. Securities and Exchange Commission on May 16, 2022 and August 9, 2022, respectively.

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	Unaudited		Unaudited

GAAP net income (loss)	$(2,028)	$(5,198)	$506	$(225)
Adjustments:
Financial expenses (income), net	1,663	757	468	(435)
Taxes on income	832	474	517	227
Non-cash stock-based compensation expenses	1,061	306	569	465
Impairment of held for sale asset	439	-	229	-
Other	60	-	60	-
Depreciation and amortization (*)	5,792	4,758	2,941	2,373

Adjusted EBITDA	$7,819	$1,097	$5,290	$2,405

(*) Including amortization of lease incentive

SEGMENT REVENUE:

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	Unaudited		Unaudited

Satellite Networks	$51,627	$59,975	$26,857	$34,351
Integrated Solutions	29,397	18,836	15,691	12,127
Network Infrastructure and Services	25,839	19,358	12,906	8,320

Total revenues	$106,863	$98,169	$55,454	$54,798

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and six months ended June 30, 2021.
For additional information, see Item 5 of our 2021 Form 20-F and  Notes 2 and  13 of our Condensed Interim Consolidated Financial Statements filed with the U.S. Securities and Exchange Commission on May 16, 2022 and August 9, 2022, respectively.

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$70,133	$81,859
Short-term deposits	-	2,159
Restricted cash	1,313	2,592
Trade receivables, net	51,303	39,161
Contract assets	29,310	26,008
Inventories	32,156	28,432
Other current assets	22,458	14,607
Held for sale asset	4,276	4,587

Total current assets	210,949	199,405

LONG-TERM ASSETS:
Restricted cash	12	12
Long- term contract assets	11,845	12,539
Severance pay funds	5,937	6,795
Deferred taxes	15,885	17,551
Operating lease right-of-use assets	3,845	4,478
Other long term assets	11,225	10,456

Total long-term assets	48,749	51,831

PROPERTY AND EQUIPMENT, NET	72,410	72,391

INTANGIBLE ASSETS, NET	419	640

GOODWILL	43,468	43,468

TOTAL ASSETS	$375,995	$367,735

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$24,010	$19,776
Accrued expenses	47,654	49,202
Advances from customers and deferred revenues	31,932	24,373
Operating lease liabilities	1,747	1,818
Other current liabilities	15,458	13,339

Total current liabilities	120,801	108,508

LONG-TERM LIABILITIES:
Accrued severance pay	6,548	7,292
Long-term advances from customers	722	1,209
Operating lease liabilities	2,056	2,283
Other long-term liabilities	132	120

Total long-term liabilities	9,458	10,904

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,711	2,706
Additional paid-in capital	930,927	929,871
Accumulated other comprehensive loss	(7,977)	(6,357)
Accumulated deficit	(679,925)	(677,897)

Total shareholders' equity	245,736	248,323

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$375,995	$367,735

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$(2,028)	$(5,198)	$506	$(225)
Adjustments required to reconcile net loss
to net cash provided by (used in) operating activities:
Depreciation and amortization	5,683	4,646	2,887	2,316
Impairment of held for sale asset	439	-	229	-
Stock-based compensation of options	1,061	306	569	465
Accrued severance pay, net	114	(128)	177	(118)
Deferred taxes, net	1,664	185	1,358	(333)
Increase in trade receivables, net	(11,883)	(7,357)	(5,471)	(5,424)
Decrease (increase) in contract assets	(2,608)	21,647	(599)	24,826
Increase in other assets (including short-term, long-term
and deferred charges)	(7,763)	(4,009)	(4,047)	(3,789)
Decrease (increase) in inventories	(4,075)	1,774	(1,731)	3,986
Increase (decrease) in trade payables	4,205	(790)	2,533	(1,740)
Decrease in accrued expenses	(1,690)	(1,802)	(2,442)	(1,304)
Increase (decrease) in advance from customers and deferred revenue	7,010	(338)	4,700	(8,062)
Decrease in other liabilities	(810)	(194)	(1,975)	(2,197)
Net cash provided by (used in) operating activities	(10,681)	8,742	(3,306)	8,401

Cash flows from investing activities:
Purchase of property and equipment	(4,515)	(3,572)	(2,314)	(2,089)
Repayment of (investment in) short term deposits	2,159	(2,159)	2,159	(2,159)
Net cash used in investing activities	(2,356)	(5,731)	(155)	(4,248)

Cash flows from financing activities:
Dividend payment	-	(35,003)	-	-
Repayment of long-term loan	-	(4,000)	-	-
Net cash used in financing activities	-	(39,003)	-	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	32	(161)	(221)	93

Increase (decrease) in cash, cash equivalents and restricted cash	(13,005)	(36,153)	(3,682)	4,246

Cash, cash equivalents and restricted cash at the beginning of the period	84,463	115,958	75,140	75,559

Cash, cash equivalents and restricted cash at the end of the period	$71,458	$79,805	$71,458	$79,805

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three and six months ended June 30, 2021.
For additional information, see Item 5 of our 2021 Form 20-F and  Notes 2 and  13 of our Condensed Interim Consolidated Financial Statements filed with the U.S. Securities and Exchange Commission on May 16, 2022 and August 9, 2022, respectively.